[LURIO & ASSOCIATES, P.C. LETTERHEAD]

February 12, 2007

VIA ELECTRONIC FILING

Maryse Mills-Apenteng, Esquire
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

RE: USA Technologies, Inc.
    Registration Statement on Form S-1
    Filed on January 9, 2007
    File No. 333-139883

Dear Ms. Mills-Apenteng:

    This office represents USA Technologies, Inc. (the “Company”).
This letter responds to the staff’s comment letter dated February
5, 2007 relating to the above-captioned registration statement.
Each paragraph set forth below corresponds to the numbered
paragraph of the staff’s comment letter.

General

1. The Company has indicated that the shares that are being
carried over to the combined prospectus represent the total
number of unsold shares from the earlier filed registration
statement (File No. 333-130992).

Cover Page

2. Appropriate disclosure relating to the shares underlying
the warrants as well as the basic terms of the warrants has
been added to the cover page as requested by the staff.

3. The last sentence of the first paragraph of the cover page has been deleted as requested by the staff.

Selling Shareholders

4. The disclosure of the natural person who has voting and/or investment control as requested by the staff relates to
footnotes 1 and 3 of the selling shareholders table.

The identity of the natural person who has voting and/or
investment control of the shares beneficially owned by Cortina
Asset Management LLC has been added to footnote 1 to the table as requested by the staff.

Regarding footnote 3 and Wellington Management Company, this precise issue was previously raised by the staff in connection with the registration statement filed by the Company on
January 12, 2006 (File No. 333-130992). After discussions
between a representative of Wellington Management Company and
Rebekah Toten of the staff, the staff agreed that no natural person is required to be named in the selling shareholder
table for Wellington Management Company. In this regard, I
have attached the February 8, 2006 Memorandum regarding this issue that was supplied to Rebekah Toten. I have also attached comment 10 of the staff’s February 7, 2006 comment letter
raising this issue as well as paragraph 10 of our February 9,
2006 response letter thereto confirming that no natural person is required to be disclosed. The registration statement was
declared effective on February 14, 2006.

5. Pursuant to the staff’s request, William Blair & Co., LLC has been identified as a registered broker-dealer in footnote
6 to the table. The Company has indicated to us that no other selling shareholder is a registered broker-dealer.

6. The Company has confirmed to us that none of the selling
shareholders are an affiliate of a broker-dealer.

Plan of Distribution

7. This will confirm that the Company and each of the selling security holders are aware of Corporation Finance Telephone
Inter. A.65 (July 1997).

     Please contact the undersigned directly at (215) 665-9300
(extension 105) with any questions you may have regarding this letter.

Sincerely,
/s/ Douglas M. Lurio
Douglas M. Lurio

cc:	Mr. George R. Jensen, Jr.